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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)

                               ----------------

                                AMP INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                AMP INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
              (INCLUDING ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  031897-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID F. HENSCHEL
                              CORPORATE SECRETARY
                                AMP INCORPORATED
                                 P.O. BOX 3608
                      HARRISBURG, PENNSYLVANIA 17105-3608
                                 (717) 564-0100
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                               PETER ALLAN ATKINS
                               DAVID J. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

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  This Amendment No. 15 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated August 21, 1998, as amended (the "Schedule 14D-9"), filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal
Inc., a Delaware corporation ("AlliedSignal"), to purchase shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common
Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 25, 1989, and as amended on September 4, 1992, August 12, 1998, August 20, 1998 and September 17, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended on September 14, 1998, and the related Letter of Transmittal.

  Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER.

  Item 2 is hereby amended by adding the following paragraph at the end thereof:

  On September 14, 1998, the Purchaser disclosed in Amendment No. 15 to the
Schedule 14D-1 that, pursuant to the "Amended AlliedSignal Offer", it has reduced the number of Shares sought and is now offering to purchase 40,000,000 Shares at a price of $44.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended on September 14, 1998, and the related Letter of Transmittal. The Purchaser also disclosed an intention to commence, following consummation of the Amended AlliedSignal Offer, another offer to purchase the Shares not purchased in the Amended AlliedSignal Offer at a price of $44.50 per Share, net to the seller in cash.

  Also on September 14, 1998, AlliedSignal revised the Consent Solicitation to include a proposal to amend AMP's By-laws to provide that the Board be stripped of all powers, rights and duties with respect to the Rights Agreement, or any similar agreement, and that all such rights, powers and duties be vested in and exercised by certain individuals to be designated (but who have not yet been identified) by AlliedSignal in such proposal (the "Rights Plan Proposal"). THIS AMENDMENT TO THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS OR PROXIES FOR USE AT ANY MEETING OF AMP'S SHAREHOLDERS OR OTHERWISE OR OF REVOCATIONS OF CONSENTS OR PROXIES. ANY SUCH SOLICITATION WHICH AMP MAY MAKE WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY/CONSENT MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  Subsection (a) of Item 4 is hereby amended by adding the following paragraph at the end thereof:

  THE BOARD HAS DETERMINED, BY THE UNANIMOUS VOTE OF THOSE PRESENT, THAT THE AMENDED ALLIEDSIGNAL OFFER IS INADEQUATE, DOES NOT REFLECT THE VALUE OR PROSPECTS OF AMP AND IS NOT IN THE BEST INTERESTS OF AMP AND ITS RELEVANT CONSTITUENCIES, INCLUDING ITS SHAREHOLDERS, AS DESCRIBED IN MORE DETAIL BELOW. ACCORDINGLY, THE BOARD BY SUCH UNANIMOUS VOTE RECOMMENDS THAT AMP'S SHAREHOLDERS REJECT THE AMENDED ALLIEDSIGNAL OFFER, NOT TENDER

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THEIR SHARES PURSUANT TO THE AMENDED ALLIEDSIGNAL OFFER AND WITHDRAW ANY
SHARES WHICH MAY HAVE PREVIOUSLY BEEN TENDERED.

  (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

  Subsection (b) of Item 4 is hereby amended by adding the following paragraphs at the end thereof:

  At a meeting held on September 17, 1998, the Board determined, by the unanimous vote of those present, that the Amended AlliedSignal Offer is not in the best interests of AMP and its relevant constituencies, including its shareholders. In reaching its determination, the Board considered a number of factors, in addition to the factors enumerated in the Schedule 14D-9 filed with the Securities and Exchange Commission on August 21, 1998 relating to the original offer (the "Original AlliedSignal Offer"), including the following:

    (i) the Board's belief that the purpose of the Amended AlliedSignal Offer and other actions announced by AlliedSignal on September 14, 1998 is to further an acquisition of AMP which the Board has rejected as inadequate, not reflective of the value or prospects of AMP and not in the best interests of AMP and its relevant constituencies, including its shareholders;

    (ii) the Amended AlliedSignal Offer is a partial offer, which offers no new value to AMP and its relevant constituencies, including its shareholders;

    (iii) there is no assurance that AlliedSignal would consummate a second-step transaction after November 6, 1999, when the Rights Agreement expires, and if it does, that the consideration paid would not be inadequate;

    (iv) the Board's belief that the presence of AlliedSignal as an 18% minority shareholder intent on taking control of AMP is likely to be a deterrent to any third party interest in a business combination transaction with AMP in the future, and likely to have a serious and immediate dampening effect on the ability of AMP to carry out its profit improvement plan;

    (v) the Board's belief that the implementation of the profit improvement plan should provide over time greater value than the Amended AlliedSignal Offer, the Original AlliedSignal Offer and any other offer which AlliedSignal has indicated that it may commence;

    (vi) the Board's concern that Shares tendered and purchased pursuant to the Amended AlliedSignal Offer will not receive the benefit of any value enhancement action undertaken by AMP or of any higher price offered by AlliedSignal or any other party in a subsequent offer; and

    (vii) the Board's belief, after having reviewed the matter with counsel, that AlliedSignal's actions in connection with the Amended AlliedSignal Offer and its future offer to purchase any Shares not purchased pursuant to the Amended AlliedSignal Offer raise serious concerns under the federal securities laws regulating tender offers.

  In light of the numerous factors evaluated in connection with its consideration of the Amended AlliedSignal Offer, the Board determined that the Amended AlliedSignal Offer is not in the best interests of AMP and its various constituencies.

  The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes all material factors considered by the Board. In reaching its determination to recommend rejection of the Amended AlliedSignal Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of Credit Suisse First Boston, Donaldson, Lufkin & Jenrette Securities Corporation, Skadden, Arps, Slate, Meagher & Flom LLP and other advisors who were retained to advise the Board in connection with AlliedSignal's original tender offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  Subsection (a) of Item 7 is hereby amended by adding the following paragraph at the end of the first paragraph thereof:

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  As previously reported, the Board has instructed management, with the assistance of AMP's financial and legal advisors, to seek to develop financial or other alternatives, on a basis consistent with the pursuit of its business strategy, for enhancing value in the nearer term. In furtherance of the foregoing, management, with the assistance of AMP's financial and legal advisors, is seriously exploring the feasibility of engaging in transactions which would provide value to the shareholders of AMP in the nearer term (by way of share repurchase, special dividend or other means), and in connection therewith, expects to engage in discussions and/or negotiations with various parties which may provide financing, on a debt and/or equity basis, for such a transaction or transactions.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (A) SHAREHOLDER RIGHTS PLAN

  Subsection (a) of Item 8 is hereby amended by adding the following paragraphs at the end thereof:

  At a meeting held on September 17, 1998, the Board approved Amendment No. 4 to the Rights Agreement which will amend the definition of the term "Acquiring Person" to reduce from 20% to 10% the threshold at which a person who has made an unsolicited acquisition proposal may become an Acquiring Person and thereby trigger a number of the provisions of the Rights Agreement. Amendment No. 4 also provides that the Rights Agreement shall not be amendable, the Rights shall not be redeemable and the Board will not be entitled to exercise certain discretionary authority otherwise available or take certain other actions, upon the adoption of a By-law intended to limit the authority of the Board and/or confer authority on any person other than the Board to take action with respect to the Rights Agreement and the Rights issued thereunder. The Rights Plan Proposal is such a By-law. A copy of Amendment No. 4 to the Rights Agreement is filed as Exhibit 51 hereto and is incorporated herein by reference. Amendment No. 4 will not become effective until September 24, 1998, provided that, once effective, Amendment No. 4 shall apply to all actions which shall have occurred on or after September 17, 1998 (the date of the amendment).

  Amendment No. 4 to the Rights Agreement was adopted by the Board in response to AlliedSignal's recent actions, including the Amended AlliedSignal Offer and the Rights Plan Proposal, which the Board believes are intended to "end-run" the amendments to the Rights Agreement previously adopted by the Board at its August 20, 1998 meeting and reflected in Amendment No. 3 to the Rights Agreement. As previously described, one of the proposals for which AlliedSignal intends to seek consents is the Rights Plan Proposal, a proposal which would have the effect of stripping the Board of all authority, rights and duties with respect to the Rights Agreement and vest such authority, rights and duties in individuals hand picked by AlliedSignal. By reducing the threshold at which the Rights will be triggered, and by making the Rights nonredeemable and limiting the discretionary authority of directors if the Rights Plan Proposal is adopted, Amendment No. 4, like Amendment No. 3, is intended to enhance AMP's ability to implement the profit improvement plan through November 6, 1999, the expiration date of the Rights Agreement, and thereby protect the value expected to be generated by the profit improvement plan for AMP and its relevant constituencies, including its shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   51    Amendment No. 4 to the Rights Agreement, dated September 17, 1998, by and between AMP and ChaseMellon Shareholder Services L.L.C., as Rights
         Agent.
   52    Text of a press release issued by AMP on September 18, 1998.
   53    Letter to Shareholders, dated September 18, 1998.*

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* Included in copies of the Amendment No. 15 to the Schedule 14D-9 mailed to shareholders.

                                     * * *

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  This document and the exhibits attached hereto contain certain "forward-
looking" statements which AMP believes are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the "Safe Harbor"' in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to the Schedule 14D-9. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by the AlliedSignal Offer and whose numbers will have been reduced as a result of these initiatives.


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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMP Incorporated

                                               /s/ Robert Ripp
                                          By: _________________________________
                                            Name: Robert Ripp
                                            Title: Chairman and Chief
                                             Executive Officer

Dated: September 18, 1998

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                                 EXHIBIT INDEX

  The following exhibits are filed herewith:

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 51      Amendment No. 4 to the Rights Agreement, dated September 17, 1998, by and between AMP and ChaseMellon Shareholder Services L.L.C., as Rights
         Agent.
 52      Text of a press release issued by AMP on September 18, 1998.
 53      Letter to Shareholders, dated September 18, 1998.